FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

September 15, 2004

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
“September 15-2004”	NR:04-18

LUMINA REPORTS CONTINUED EXPANSION OF

COPPER MINERALIZATION AT REGALITO

Vancouver, British Columbia – Lumina Copper Corp announces that it has received drill results that continue to expand the zone of copper mineralization at the Company’s Regalito copper project in Central Chile.  New results from the program comprise 20 reverse circulation (“RC”) and core (“DD”) holes.

The present batch of drill results confirms consistent thick intersections of heap leach grade material as illustrated by hole RG 04-51, that returned 436 meters grading 0.47% copper of which 82% of the contained copper is leachable, including 260 meters grading 0.62% copper of which 88% of the contained copper is leachable; and hole RG 04-17 that returned 431 meters grading 0.42% copper of which 63% of the contained copper is leachable.

Significant intersections of leachable copper mineralization continue to be encountered in step-out holes to the southwest, south, southeast, east and northeast of the deposit with higher grade intercepts generally encountered nearer to surface. Copper mineralization appears to be down-dropped to the northwest of a near vertical structure that follows the central part of a topographic ridge.

The drilling program remains focused on delineating a large tonnage resource.  Approximately 24,500 meters have been drilled to date and a further 3,500 meters of drilling is planned during the coming month.  Once drilling is complete, an updated mineral resource will be calculated.  Metallurgical test work continues to advance and column tests are expected to begin within the next month.  An independent engineering firm, with extensive experience in leaching operations, is being retained to provide preliminary layouts for surface infrastructure, leach pads and leach and waste dumps.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

The map below shows the location of the holes drilled to date by Lumina (the locations of the 20 drill holes, for which these results are being released, are highlighted):

N
RG04-22R
RG04-09D
RG04-08R
RG04-56R
RG04-26R
RG04-29D
RG04-20D
RG04-23R
RG04-05RD
RG04-21D
RG04-28R
RG04-01R
RG04-51R
RG04-58R
RG04-24R
RG04-25R
RG04-30R
RG04-06R
RG04-36R
RG04-37R
RG04-35D
RG04-19D
RG04-32R
RG04-34R
RG04-43D
RG04-38R
RG04-02R
RG04-04D
RG04-07RD
RG04-41R
RG04-33R
RG04-11RD
RG04-03RD
RG04-40R
RG04-10R
RG04-16D
RG04-12RD
RG04-14R
RG04-18D
RG04-42R
RG04-39D
RG04-17D
RG04-59R
RG04-49D
RG04-15R
RG04-48R
RG04-31D
RG04-50R
0m
200
400

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

The new results of the drilling program are listed below:

Drill Hole	From	To	Length	Cu	Leachability[1]
	metres	metres	Metres	%
RG 04-17 (DD)	20.00	451.00	431.00	0.42	63%
incl.	20.00	56.00	36.00	0.66	97%
	70.00	94.00	24.00	0.68	92%
	360.00	438.00	78.00	0.49	63%
Significance	Continued thick intersections of leachable copper that continues to expand the central part of the deposit.
RG 04-19 (DD)	6.00	248.00	242.00	0.33	93%
incl.	6.00	104.00	98.00	0.43	96%
Significance	Continuous thick intercepts of leachable copper in the central part of the deposit.
RG 04-20 (DD)	190.00	286.00	96.00	0.34	86%
Significance	Significant supergene copper mineralization intersected below 190m in area to the NW of ridge structure.
RG 04-21 (DD)	0.00	312.00	312.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-28 (RC)	278.00	310.00	32.00	0.25	68%
Significance	Drilled NW of ridge structure.
RG 04-29 (DD)	288.00	388.00	100.00	0.28	74%
Significance	Drilled NW of ridge structure.
RG 04-30 (RC)	0.00	300.00	300.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-31 (DD)	82.00	458.00	376.00	0.27	59%
Significance	Continuous thick intercepts of leachable copper in 200m step out hole to the SE.
RG 04-35 (DD)	0.00	312.00	312.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-39 (DD)	54.00	200.00	146.00	0.45	63%
Significance	Continued near surface intersections of leachable copper in 200m step out holes to the SE.
RG 04-40 (RC)	32.00	90.00	58.00	0.54	90%
Significance	Higher grade intercept of leachable copper near surface (final 10m 0.71% Cu, 91% leachable)
RG 04-41 (RC)	0.00	250.00	250.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-42 (RC)	106.00	150.00	44.00	0.31	90%
Significance	The top of the supergene copper zone deepening to the west.
RG 04-48 (RC)	80.00	222.00	142.00	0.38	89%
incl.	80.00	110.00	30.00	0.74	94%
	192.00	222.00	30.00	0.56	80%
Significance	Continued thick intersections of leachable copper in 200m step out hole to the SE. The hole ended in supergene copper mineralization at 222m (final 10m 0.54% Cu, 80% leachable).
RG 04-49 (DD)	68.00	174.00	106.00	0.33	50%
Significance	Continuous near surface intercepts of copper in 200m step out hole to the SE.
RG 04-50 (RC)	72.00	256.00	184.00	0.45	46%
Significance	Continuous near surface intercepts of copper mineralization in 200m step out hole to the SE, chalcopyrite dominant in this area.
RG 04-51 (RC)	4.00	440.00	436.00	0.47	82%
incl.	4.00	264.00	260.00	0.62	88%
	4.00	18.00	14.00	0.86	93%
Significance	Continued thick intersections of leachable copper that continues to expand the central part of the deposit.
RG 04-56 (RC)	190.00	212.00	22.00	0.32	78%
Significance	Intersection in area northwest of ridge.
RG 04-58 (RC)	40.00	194.00	154.00	0.35	91%
incl.	40.00	94.00	50.00	0.46	94%
Significance	Continuous near surface intercepts of leachable copper in step out hole to the east.
RG 04-59 (RC)	60.00	248.00	188.00	0.29	83%
Significance	Continuous near surface intercepts of leachable copper in 200m step out hole to the SE.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person’s Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina’s website at www.luminacopper.com and on sedar at www.sedar.com.

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile. 2

“The Copper Development Company”

Lumina Copper Corp. is engaged in acquisition, exploration and development of copper resources in both

North and South America

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

LUMINA COPPER CORP.

#1550 – 625 Howe Street

Vancouver, BC   V6C 2T6

Item 2.

Date of Material Change

September 15, 2004

Item 3.

Press Release

A News Release dated September 15, 2004 was issued in Vancouver, BC, and disseminated through CCN Matthews.

Item 4.

Summary of Material Change

Lumina Copper Corp. announces that it has received drill results that continue to expand the zone of copper mineralization at the Company’s Regalito copper project in Central Chile.  New results from the program comprise 20 reverse circulation (“RC”) and core (“DD”) holes.

Item 5.

Full Description of Material Change

The present batch of drill results confirms consistent thick intersections of heap leach grade material as illustrated by hole RG 04-51, that returned 436 meters grading 0.47% copper of which 82% of the contained copper is leachable, including 260 meters grading 0.62% copper of which 88% of the contained copper is leachable; and hole RG 04-17 that returned 431 meters grading 0.42% copper of which 63% of the contained copper is leachable.

Significant intersections of leachable copper mineralization continue to be encountered in step-out holes to the southwest, south, southeast, east and northeast of the deposit with higher grade intercepts generally encountered nearer to surface. Copper mineralization appears to be down-dropped to the northwest of a near vertical structure that follows the central part of a topographic ridge.

The drilling program remains focused on delineating a large tonnage resource.  Approximately 24,500 meters have been drilled to date and a further 3,500 meters of drilling is planned during the coming month.  Once drilling is complete, an updated mineral resource will be calculated.  Metallurgical test work continues to advance and column tests are expected to begin within the next month.  An independent engineering firm, with extensive experience in leaching operations, is being retained to provide preliminary layouts for surface infrastructure, leach pads and leach and waste dumps.

The new results of the drilling program are listed below:

Drill Hole	From	To	Length	Cu	Leachability1
	metres	metres	Metres	%
RG 04-17 (DD)	20.00	451.00	431.00	0.42	63%
incl.	20.00	56.00	36.00	0.66	97%
	70.00	94.00	24.00	0.68	92%
	360.00	438.00	78.00	0.49	63%
Significance	Continued thick intersections of leachable copper that continues to expand the central part of the deposit.
RG 04-19 (DD)	6.00	248.00	242.00	0.33	93%
incl.	6.00	104.00	98.00	0.43	96%
Significance	Continuous thick intercepts of leachable copper in the central part of the deposit.
RG 04-20 (DD)	190.00	286.00	96.00	0.34	86%
Significance	Significant supergene copper mineralization intersected below 190m in area to the NW of ridge structure.
RG 04-21 (DD)	0.00	312.00	312.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-28 (RC)	278.00	310.00	32.00	0.25	68%
Significance	Drilled NW of ridge structure.
RG 04-29 (DD)	288.00	388.00	100.00	0.28	74%
Significance	Drilled NW of ridge structure.
RG 04-30 (RC)	0.00	300.00	300.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-31 (DD)	82.00	458.00	376.00	0.27	59%
Significance	Continuous thick intercepts of leachable copper in 200m step out hole to the SE.
RG 04-35 (DD)	0.00	312.00	312.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-39 (DD)	54.00	200.00	146.00	0.45	63%
Significance	Continued near surface intersections of leachable copper in 200m step out holes to the SE.
RG 04-40 (RC)	32.00	90.00	58.00	0.54	90%
Significance	Higher grade intercept of leachable copper near surface (final 10m 0.71% Cu, 91% leachable)
RG 04-41 (RC)	0.00	250.00	250.00	No significant intercepts
Significance	Drilled NW of ridge structure.
RG 04-42 (RC)	106.00	150.00	44.00	0.31	90%
Significance	The top of the supergene copper zone deepening to the west.
RG 04-48 (RC)	80.00	222.00	142.00	0.38	89%
incl.	80.00	110.00	30.00	0.74	94%
	192.00	222.00	30.00	0.56	80%
Significance	Continued thick intersections of leachable copper in 200m step out hole to the SE. The hole ended in supergene copper mineralization at 222m (final 10m 0.54% Cu, 80% leachable).
RG 04-49 (DD)	68.00	174.00	106.00	0.33	50%
Significance	Continuous near surface intercepts of copper in 200m step out hole to the SE.
RG 04-50 (RC)	72.00	256.00	184.00	0.45	46%
Significance	Continuous near surface intercepts of copper mineralization in 200m step out hole to the SE, chalcopyrite dominant in this area.
RG 04-51 (RC)	4.00	440.00	436.00	0.47	82%
incl.	4.00	264.00	260.00	0.62	88%
	4.00	18.00	14.00	0.86	93%
Significance	Continued thick intersections of leachable copper that continues to expand the central part of the deposit.
RG 04-56 (RC)	190.00	212.00	22.00	0.32	78%
Significance	Intersection in area northwest of ridge.
RG 04-58 (RC)	40.00	194.00	154.00	0.35	91%
incl.	40.00	94.00	50.00	0.46	94%
Significance	Continuous near surface intercepts of leachable copper in step out hole to the east.
RG 04-59 (RC)	60.00	248.00	188.00	0.29	83%
Significance	Continuous near surface intercepts of leachable copper in 200m step out hole to the SE.

A technical report, prepared by AMEC on December 12, 2003, provides an Independent Qualified Person’s Review of the previous exploration work and mineral resource estimates carried out on Regalito.  This report can be viewed both on Lumina’s website at www.luminacopper.com and on sedar at www.sedar.com.

1 Leachability refers to the dissolution of copper into solution either through the use of sulfuric acid (oxide mineralization) or sodium cyanide (secondary sulfide mineralization).

Anthony Floyd, P.Geo., is the Qualified Person as defined by National Instrument 43-101 for the Regalito Project. Patricio Valenzuela, a Chilean geologist with over 24 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Lumina’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the Activation Laboratories Limitada facility in La Serena, Chile (Actlabs Chile) for sample preparation and analysis. Total copper content is determined by three-acid digestion and atomic absorption analysis.  Sequential copper content is determined by digestion in two steps: 1) with a 5% sulphuric acid cold solution, and 2) a 10% sodium cyanide digestion of the residue of step 1.  Solutions from each step are analyzed by atomic absorption.  The sum of these two analyses is an indicator of the leachable copper content of the sample.  Lumina inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Santiago, Chile.

Item 6.

Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.

Omitted Information

N/A.

Item 8.

Senior Officers

ROBERT PIROOZ

Vice President

Telephone: (604) 687-0333

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 15th day of September, 2004.

LUMINA COPPER CORP.

Per:

“Robert Pirooz”

_______________________________

Robert Pirooz,

Vice President